UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

 (Check One):  ☑  Form 10-K   ☐  Form 20-F   ☐  Form 11-K   ☐  Form 10-Q   ☐  Form 10-D   ☐  Form N-SAR   ☐  Form N-CSR

For Period Ended: December 31, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INVO BIOSCIENCE, INC.
Full Name of Registrant

EMY’S SALSA AJI DISTRIBUTION COMPANY, INC
Former Name if Applicable

407 Rear Mystic Avenue, Suite 34C
Address of Principal Executive Office (Street and Number)

Medford, MA 02155
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its annual report on Form 10-K for the period ended December 31, 2016 by the prescribed date due to the registrant’s need for additional time to complete the report and conduct the proper review by the Company’s independent registered public accounting firm.  Timely filing of the Form 10-K is impracticable without undue hardship and expense to the registrant at this time.  Management and its independent registered public accounting firm anticipate that the Form 10-K will be filed on or before the fifteenth calendar day following March 31, 2017, the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Bowdring	(978)	878-9505 ext 508
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes ☐     No ☑

The Current Reports on Form 10-Q for the periods ended March 31, 2016, June 30, 2016 and September 30, 2016 were not filed due to the limited resources of the Company. The Company has been and continues to be in the process of catching up on its past required filings as it did with the comprehensive Form10-K filed on March 17, 2017 for the years ended December 31, 2011 through 2015. It is the Company’s intention upon the completion of the audit and filing of this Annual Report on Form 10-K within the 15 day period, is to follow up and file all of the 2016 required current reports on Form 10-Q within 30 days.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes  ☒    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company received FDA clearance of its sole product in November 2015, and has been making significant progress in bringing this product to market. In 2016 our revenue was approximately $50,000 versus approximately $11,000 in 2015. Our net loss in 2016 is expected to be approximately $1,000,000 versus a net loss of approximately $5,000,000 in 2015.  The 2016 numbers are all approximations as the audit is not complete.

INVO BIOSCIENCE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2017	By:	/s/ Robert J Bowdring
Robert J. Bowdring
Acting Chief Financial Officer